SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

16 August 2005

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 15 August 2005 as published in the South China Morning Post in Hong Kong on 16 August 2005 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Ms. Tintin Subagyo

Exemption File No.82-5006

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THREE MONTHS AND SIX MONTHS ENDED 30 JUNE 2005. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 15 AUGUST 2005 PURSUANT TO SECTION 56 OF SECURITIES AND EXCHANGE ACT B.E. 2535.

SA WILL SEPARATELY ANNOUNCE ITS OWN INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005 IN DUE COURSE.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its unaudited financial results for the three months and six months ended 30 June 2005 in Thailand on 15 August 2005. The unaudited financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The unaudited Consolidated Earnings Statement of SHPCL is provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its unaudited financial results for the three months and six months ended 30 June 2005 in Thailand on 15 August 2005. The unaudited Consolidated Earnings Statement of SHPCL is provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND
UNAUDITED CONSOLIDATED EARNINGS STATEMENT
FOR THE THREE MONTHS AND SIX MONTHS ENDED 30 JUNE 2005

	Three months ended 30 June		Six months ended 30 June	
	2005	2004	2005	2004
	Baht'000	*Baht'000*	*Baht'000*	*Baht'000*
Revenues from hotel operations:				
Room	217,240	205,755	497,277	470,411
Food and beverage	160,424	150,027	373,354	332,673
Others	37,927	25,395	79,959	52,383
Total revenues from hotel operations	415,591	381,177	950,590	855,467
Cost of sales and services	(131,671)	(127,028)	(278,268)	(264,096)
Gross profit	283,920	254,149	672,322	591,371
Selling and administrative expenses	(104,308)	(97,300)	(222,186)	(202,374)
Earnings from the sale of goods and the rendering of services	179,612	156,849	450,136	388,997
Other incomes				
Gain on disposal of fixed assets	1,121	155	1,264	1,108
Other income	17,764	8,974	25,183	13,406
Other expenses				
Depreciation	(75,518)	(67,661)	(149,475)	(127,109)
Others	–	–	–	(7,842)
Directors' remuneration	(915)	(915)	(1,830)	(1,830)
EARNINGS FROM OPERATIONS	122,064	97,402	325,278	266,730
SHARE OF GAIN (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	–	–	–	–
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	(12,011)	(9,683)	(19,665)	(17,105)
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX	110,053	87,719	305,613	249,625
INTEREST EXPENSES	–	(1,164)	–	(1,969)
CORPORATE INCOME TAX	(27,131)	(22,809)	(75,001)	(63,955)
NET EARNINGS FOR THE PERIOD	82,922	63,746	230,612	183,701
BASIC EARNINGS PER SHARE (BASED ON NET EARNINGS) (BAHT)	0.64	0.49	1.77	1.41

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 73.61%) IN THE PROFITS OF SHPCL FOR THE SIX MONTHS ENDED 30 JUNE 2005 IN ITS INTERIM RESULTS FOR THE PERIOD ENDED 30 JUNE 2005 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 15 August 2005

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*